UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: November 26th 2018.	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance

BANCOLOMBIA ANNOUNCES SALE OF AN INVESTMENT IN PERU

Medellín, Colombia, November 26, 2018

Bancolombia S.A. announces that its subsidiaries Fiduciaria Bancolombia and Banca de Inversión Bancolombia have entered into an agreement for the sale of 100% of the shares of FiduPerú S.A. Sociedad Fiduciaria, a trust services company incorporated in Peru.

The closing of the sale is subject to authorizations by the Superintendency of Banking, Insurance and Private Pension Funds Administrators of Peru – SBS. The purchaser is TMF Group Americas B.V., a company incorporated under the laws of the Kingdom of the Netherlands, a subsidiary of TMF Group, a Dutch business group with presence in more than 80 countries that provides corporate and trust services, among other services.

The sale transaction described above is not considered material to the financial statements of Bancolombia S.A. The disclosure of the transaction as a material event is done in compliance with the obligation to disclose the sale of a subsidiary company under Colombian laws (as imposed by Decree 2555 of 2010, Art. 5.2.4.1.2).

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel: (571) 4885934